SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the three months of March 31, 2000

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]

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
                                               CONDENSED CONSOLIDATED BALANCE SHEET
                                                       (US $ in thousands)

                                                                                             December 31,                 June 30,
                                                                                                 2001                      2002
                                                                                          -----------------------------------------
                                         ASSETS
CURRENT ASSETS:
      Cash and cash equivalents................................................................       $17,414              $61,419
      Short-term Investments...................................................................         3,905                3,610
      Accounts receivable.........................................................................     22,215               16,048
      Other current assets.........................................................................     4,242               15,034
                                                                                          -----------------------------------------
            Total current assets                                                                       47,776               96,111
INVESTMENTS:
      Investment in affiliates.....................................................................    12,528                7,255
      Deferred income taxes......................................................................         247                    -
        Other investment and long term receivables....................................                  4,646               11,780
                                                                                          -----------------------------------------
                                                                                                       17,421               19,035

MINORITY INTEREST                                                                                           -

PROPERTY AND EQUIPMENT:
      Cost..............................................................................................1,783               25,586
      Less- accumulated depreciation.......................................................             1,074                1,286
                                                                                          -----------------------------------------
                                                                                                          709               24,300
GOODWILL, net of accumulated amortization of $ 2,883 in 2002
      and $ 1,236 in 2001..........................................................................     8,484                6,837
            OTHER ASSETS AND DEFERRED CHARGES................................                             147                   62
                                                                                          -----------------------------------------
                                                                                                        8,631                6,899
                                                                                          -----------------------------------------
            Total assets..............................................................................$74,537             $146,345
                                                                                          =========================================

                          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Short-term bank debt.......................................................................      $5,064               $5,000
      Current maturities of long-term debt...............................................              15,000                2,000
      Account payable-trade.....................................................................          882                  950
      Accrued expenses and other liabilities.............................................              15,573               55,421
                                                                                          -----------------------------------------
            Total current liabilities.............................................................     36,519               63,371

DEFERRED TAXES ............................................................................                 -                    -
    ACCRUED SEVERANCE PAY...........................................................                       84                   69
      LONG-TERM DEBT, net of current maturities...................................                        100                7,466
                                                                                          -----------------------------------------
            Total long-term liabilities.........................................................          184                7,535
                                                                                          -----------------------------------------

MINORITY INTEREST

SHAREHOLDERS' EQUITY
Share capital:
      Common shares, par value-NLG 1 per share,
         17,000,000 shares authorized;  6,672,980 and 6,640,580
             outstanding shares in 2002 and 2001 respectively.......................                    3,592                3,605
      Additional paid-in capital................................................................       19,537               19,670
      Other capital surplus.......................................................................         25                 (106)
      Retained earnings.............................................................................   27,830               64,194
      Cumulative translation adjustments                                                              (11,430)             (10,945)
                                                                                          -----------------------------------------
                                                                                                       39,554               76,418
      Treasury stock 159,880 and 308,180 common shares,
      at cost, in 2002 and 2001                                                                        (1,720)                (979)
                                                                                                       37,834               75,439
                                                                                          -----------------------------------------
             Total liabilities and shareholders' equity.................................              $74,537             $146,345
                                                                                          =========================================
                                                                                                            0                    0
*1          Operating profit for the second quarter of 2002 was negatively impacted by anticipated shut down costs and severance pay obligations, resulting from the transition of the screening security business to the TSA under the agreement for the bridge period. The Company estimated the impact of such costs at $21 million, which amount is included under the accrued expenses and other liabilities. However, given the uncertainty as to the timing of the turnover to the TSA, and the extent of the turnover with regard to the number of employees to be hired by the TSA, the impact of shut down costs and severance pay obligations could either be higher or lower than the estimated accrual of $21 million.
            The accrual is a best estimate given the highly uncertain and unprecedented conditions in which the Company is currently operating. As a result the Companies shareholders' equity and net income may be subject to adjustment (up or down) in future periods, as information becomes available.

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                                                                  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                               (US $ in thousands, except share and per share data)

                                                                Three months     Three months     Six months      Six months ended
                                                                ended 30-Jun-01  ended 30-Jun-02  ended 30-Jun-01  ended 30-Jun-02

Revenues.........................................................   $47,134           $89,697        $90,831              $150,700
Cost of revenues................................................     41,617            77,327         81,456               123,899
                                                                -------------------------------------------------------------------
Gross profit.....................................................     5,517            12,370          9,375                26,801
              Impairment of goodwill............................        193                 -            418                 1,637
Selling, general and administrative expenses:
              Bonuses related to sale of European operations            250                 -          4,390                   338
              Other                                                   3,569             7,037          6,761                10,221
                                                                -------------------------------------------------------------------
Operating income ..............................................       1,505             5,333         (2,194)               14,605
Interest income................................................         472               557            907                 1,028
Interest expense................................................       (359)             (220)          (957)                 (628)
Exchange rate differences.......................................        129             1,140          4,151                 1,612
Other income (expense), net.......................................     (882)              (57)        33,611                41,360
                                                                ------------                  -------------------------------------
                                                                -------------------------------------------------------------------
Income before income taxes and equity in results of affiliates          865             6,753         35,518                57,977
Income taxes ...................................................        (11)           (2,590)        (2,082)               (6,818)
                                                                -------------------------------------------------------------------
Income before equity in results of affiliates...................        854             4,163         33,436                51,159
Minority Interest                                                      (571)                -           (807)                    -
Equity in results of affiliates, net............................       (173)              (32)            43                  (141)
                                                                ------------                  -------------------------------------
                                                                -------------------------------------------------------------------
Net income......................................................        110             4,131         32,672                51,018
                                                                ===================================================================
Other comprehensive income (loss):
   Translation adjustments                                             (332)            1,007         (4,394)                  903
   Unrealized losses on marketable securities                           726              (447)           123                  (418)
                                                                -------------------------------------------------------------------
Other comprehensive income (loss)                                       394               560         (4,271)                  485
                                                                -------------------------------------------------------------------
Comprehensive income                                                    504             4,691         28,401                51,503
                                                                ===================================================================
Earning per Common Share - basic                                       0.02              0.65           5.25                  8.06
                                                                ===================================================================
Earning per Common Share - assuming dilution                           0.02              0.65           5.20                  8.02
                                                                ===================================================================

Weighted average of common shares
      Outstanding...............................................  6,227,967         6,334,233      6,227,967             6,326,050
      Diluted..................................................   6,280,247         6,372,840      6,278,369             6,364,657



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                                                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                              (US $ in thousands)

                                                                                           Six months ended
                                                                                       30-Jun-01       30-Jun-02

CASH FLOWS FROM OPERATING ACTIVITIES
             Net income for the period..................................................$32,672         $51,018
Adjustments to reconcile net income to net cash
                provided by operating activities:
 Depreciation and amortization .                                                          1,522           1,867
 Deferred income taxes.......................................................              (456)        (1,160)
 Increase in accrued severance pay..........................................................111.            (19)
 Changes in other assets                                                                                     55
 loss (Gain) on sale of equipment                                                           (13)             (3)
 Impairement of fixed assets                                                                143
 Realized gain on marketable securities and interest and exchange rate income
   on short-term loans and other investments                                              1,139               1
 Realized gain on sale of (part of) subsidiaries                                        (35,583)        (41,297)
 Exchange rate on long term borrowing
 Minority Interest                                                                          807               -
 Equity in results of affiliates............................................................(43)             62
Changes in assets and liabilities:
  Accounts receivable.....................................................................(4,102).........6,164
  Other current assets....................................................................(2,143).......(7,178)
  Accounts payable...........................................................................(87)..........  67
  Accrued expenses and other liabilities...................................................5,453         37,274
Net cash provided by operating activities...................................................(580).....    46,851
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of time deposits and marketable securities........................................758....      (351)
  Proceeds from sale of short-term investments...............................................147............291
  Other investments                                                                       (1,250)       (9,651)
  Investment in subsidiary                                                                              (1,326)
  Purchase of equipment.....................................................................(858)......(23,830)
  Acquisition net of cash acquired (divestitures, net of cash sold)                            -
  Proceeds from sale of European operations, net                                          38,420         47,887
  Acquisition of 20%  of consolidated company                                             (1,900)
  Collection on long-term  receivable.............................................                          (7)
  Proceeds from sale of equipment.......................................................     396               8
  Increase in other assets...................................................................(95)             30
                                                                                            --------------------
   Net cash provided by (used in) investing activities...............................      35,618         13,051
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock options excercised                                                                     -           1,661
  Repurchases of common stock...............................................................(132).........(907)
  Dividends paid                                                                                        (12,083)
  Proceeds from long-term borrowings.................................................     21,491          9,466
  Payments on long-term borrowings.......................................................(29,087)       (10,100)
  Increase (decrease) in net borrowings under short-term bank facilities.............       (925)        (5,064)
                                                                                     ---------------------------
   Net cash provided by financing activities...............................................(8,653)      (17,027)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND

 CASH EQUIVALENTS........................................................................(3,541)          1,130
                                                                                           ----------------
Increase (decrease) in cash and cash equivalents..........................................22,844         44,005
                                                                                            -------------------
Balance of cash and cash equivalents at beginning of period..............................$6,306.........$17,414
                                                                                       ------------------------
Balance of cash and cash equivalents at end of period...................................$29,150.........$61,419
                                                                                            ===================
                                                                                            -               -

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:

Dividend declared                                                                         2,571
                                                                                      ---------------
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                                                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                 (US $ in thousands)

                                                                                                            Accumulated
                                                        Share Capital                                         other
                                                  Common              Paid in   Capital   Retained    comprehensive  Treasury
                                                  Shares     Amount   Capital   Surplus   Earnings    income(loss)   stock    Total

                                                 -------------------------------   -------------------------------------------------
Balance at December 31, 1999.............       6,246,869   $3,564     $19,090   $   0      $14,766     $(7,358)    $(1,775) $28,287
                                                                                                                             ------
Changes during 2000:
Common stock repurchased
                                                                                                                             ------
Stock options exercised.....................       2,000         1         12                                                    13
Options to service provider                                                         45
Excess of cost over equity acquired                                                           (165)
Comprehensive Income:
Net income......................................                                             1,084                            1,084
Other comprehensive income:                                                                                                      -
Translation adjustments...............                                                                   (2,516)             (2,516)
Unrealized losses on marketable securities..                                                                727                 727
                                                                                                                           --------
Comprehensive Income                                                                                                           (705)
                                                 ---------------   -------------   --------------   -----------   -----------   ---
Balance at December 31, 2000..............      6,248,869   $3,565     $19,102    $  45    $15,685      $(9,147)   $(1,775)  $27,430
                                                                                                                            --------
Changes during 2001:
Stock options exercised.......................    69,100       27          435                                                   462
Common stock repurchased                         (18,902)                                                            (132)   ($132)
Stock options exercised from treasury stock       33,333                           ($20)                              187       167
Dividend                                                                                  ($14,092)                         (14,092)
Comprehensive Income:
Net income......................................                                            26,237                            26,237
Other comprehensive income:
Translation adjustments...............                                                                 (1,811)               (1,811)
Unrealized losses on marketable securities..                                                             (472)                 (472)
                                                                                                                           ---------
Comprehensive Income                                                                                                          23,954
                                                 ---------------   -------------   --------------   -----------   ----------- -----
Balance at December 31, 2001..............      6,332,400   $3,592    $19,537     $  25    $27,830   $(11,430)    $(1,720)   $37,834
Changes during 2002:
Stock options exercised.......................     32,400       13        133                                                    146
                                                                                                                             -------
Common stock repurchased                         (120,000)                                                           (907)    (907)
Stock options exercised from treasury stock       268,300                           (60)                            1,648     1,588
Common stock not fully paid                                                         (71)                                       (71)
Comprehensive Income:
Dividend                                                                                  (14,654)                          (14,654)
                                                                                                                           ---------
Net income......................................                                           51,018                            51,018
Other comprehensive income:
Translation adjustments...............                                                                     903                  903
Unrealized losses on marketable securities..                                                              (418)                (418)
                                                                                                                           --------
Comprehensive Income                                                                                                          51,503
                                                 ---------------   -------------   --------------   -----------   -----------------
Balance at June 30, 2002 ..................     6,513,100   $3,605    $19,670     $(106)  $64,194      $(10,945)   $(979) $   75,439
                                                 ===============   =============   ==============   ===========   ===========  =====

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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date :  August 30, 2002             By : /s/ Stefan Vermulen
                                    Name :   Stefan Vermulen
                                    Title:   Chief Financial Officer